UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 24, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gogo Inc.

File No. 001-35975 - CF#34747

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Gogo Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2017.

Based on representations by Gogo Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1.37	through February 27, 2027
Exhibit 10.1.38	through September 20, 2025
Exhibit 10.1.39	through December 31, 2025
Exhibit 10.1.40	through December 31, 2025
Exhibit 10.1.41	through February 27, 2027
Exhibit 10.1.42	through February 27, 2027
Exhibit 10.2.12	through February 27, 2027
Exhibit 10.2.13	through February 27, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary